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January 27, 2014	Renee E. Laws T +1 617 235 4975 renee.laws@ropesgray.com

VIA EDGAR

Ms. Anu Dubey, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Managers AMG Funds N-14 (File No. 333-193055)

Dear Ms. Dubey:

I am writing on behalf of Managers AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to SouthernSun Small Cap Fund’s and SouthernSun U.S. Equity Fund’s Registration Statement on Form N-14 (the “Registration Statement”), which includes a prospectus/proxy statement (the “Prospectus/Proxy Statement”), that was filed on December 23, 2013. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Prospectus/Proxy Statement.

Prospectus/Proxy Statement

1. Comment: The “Questions and Answers” section indicates that the closing of the SouthernSun Transaction is contingent upon the shareholders of both Existing Funds approving their respective Reorganizations and the closing of the Reorganizations. Please explain supplementally what the outcome would be with respect to each Existing Fund if such Existing Fund’s shareholders do not approve their respective Reorganization, but the parties waive the condition and continue with the SouthernSun Transaction.

Response: The Trust notes that the Board of Trustees of NLFT (the “NLFT Board”) has separate legal counsel, but it is the Trust’s understanding that if the shareholders of an Existing Fund do not approve their respective Reorganization, and if the parties waive the closing condition and continue with the SouthernSun Transaction, the NLFT Board will consider such other options for the Existing Fund that it deems necessary or appropriate. This may include, without limitation, seeking shareholder approval of a new advisory agreement relating to the

Existing Fund with SouthernSun, liquidating the Existing Fund or taking such other actions as the NLFT Board determines to be in the best interest of Existing Fund shareholders. The Trust also notes that the Prospectus/Proxy Statement includes disclosure stating that if a Reorganization is not approved by shareholders of an Existing Fund, the NLFT Board will determine what further action, if any, is appropriate for such Existing Fund.

2. Comment: Under “Synopsis – Investment Objectives and Strategies,” please explain supplementally why a market capitalization of $4.6 billion is an appropriate upper limit for what the SouthernSun Small Cap Fund considers to be a smallcap company.

Response: The Trust respectfully submits that a maximum market capitalization of $4.6 billion is consistent with investor expectations of the term “smallcap.” The Trust notes that it has, consistent with wide-spread industry practice, defined smallcap securities by reference to a broad-based securities market index that focuses on the smallcap sector, the Russell 2000® Index. The Trust notes that it has updated the disclosure in the Prospectus/Proxy Statement to reflect the range of this index as of December 31, 2013.

3. Comment: Under “Synopsis – Comparison of Fees and Expenses,” please include disclosure comparing the administrative fees that the New Funds will pay to Managers and the administrative services that Managers will provide to the New Funds following the Reorganizations versus the administrative fees that the Existing Funds currently pay to Gemini Fund Services, LLC (“Gemini”) and the administrative services that Gemini currently provides to the Existing Funds.

Response: The requested change has been made.

4. Comment: Under “Synopsis – Comparison of Fees and Expenses,” please consider reformatting the tables so that the fees and expenses are presented separately for each class.

Response: The requested change has been made.

5. Comment: Under “The Reorganizations – Board Consideration of the Reorganizations,” if the parties are relying on Section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”), please disclose whether the requirements of Section 15(f)(1)(A) of the 1940 Act are satisfied.

Response: The Trust notes that at least 75 percent of the members of the Trust’s Board of Trustees are not expected to be interested persons of SouthernSun or Managers for three years following the Reorganizations, and has added disclosure to this effect to the Prospectus/Proxy Statement.

6. Comment: Under “The Reorganizations – Fees and Expenses of the Reorganizations,” please disclose the estimated dollar amount of the fees and expenses that will be incurred by each of Managers and SouthernSun in connection with the Reorganizations.

Response: The Trust respectfully submits that it is difficult to accurately estimate the dollar amount of the fees and expenses that will be incurred by each of Managers and SouthernSun in connection with the Reorganizations. Such costs could vary considerably due to a number of factors, including, without limitation, legal costs and proxy solicitation costs. The Trust believes that, given the amount of uncertainty that would surround any estimate of the costs of the Reorganizations, it would not be helpful to shareholders to disclose such estimated costs. The Trust also notes that the Prospectus/Proxy Statement includes disclosure stating that shareholders of the Existing Funds and shareholders of the New Funds will not bear any of the costs associated with the Reorganizations.

7. Comment: Under “Summary of Differences Between the Existing Funds and the New Funds – Existing and Pro Forma Capitalizations,” please provide the capitalization information as of a date that is within 30 days of the date of the initial filing of the Registration Statement (i.e., December 23, 2013).

Response: The requested change has been made to provide capitalization information as of January 2, 2014.

8. Comment: Please revise the first sentence under “Summary of Differences Between the Existing Funds and the New Funds – Comparison of Investment Advisers and Investment Advisory Fees – Portfolio Managers” to read: “Michael W. Cook, Sr. is the portfolio manager of the Existing Funds and is primarily responsible for the day-to-day management of both Funds.” (emphasis added)

Response: The requested change has been made.

9. Comment: Under “Summary of Differences Between the Existing Funds and the New Funds – Comparison of Investment Advisers and Investment Advisory Fees – Investment Management Agreement, Subadvisory Agreement and Administration Agreement – New Funds,” please compare the administrative fees that will be paid by the New Funds to Managers with the administrative fees that are currently paid by the Existing Funds to Gemini.

Response: The requested change has been made.

Legal Opinion

10. Comment: The Opinion and Consent of Ropes & Gray LLP (“Ropes & Gray”) filed as an exhibit to the Registration Statement (the “Legal Opinion”) assumes that the Trust was legally organized and duly established. Please revise the Legal Opinion to comply with the SEC’s Staff Legal Bulletin No. 19, “Legality and Tax Opinions in Registered Offerings” (“Staff Bulletin No. 19”), which provides in relevant part that it is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any material facts underlying the opinion or any readily ascertainable facts.

Response: Ropes & Gray has revised the Legal Opinion to remove the referenced assumption.

Tax Opinion

11. Comment: Please confirm that the opinion of counsel supporting the tax consequences of the Reorganizations (the “Tax Opinion”), which the Trust has undertaken to file through an amendment to the Registration Statement no later than a reasonable time after the closing of the transactions, will comply with Staff Bulletin No. 19.

Response: Ropes & Gray will confirm that the Tax Opinion, when filed, complies with Staff Bulletin No. 19.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc:	Garrett Broadrup, Esq.

Michael Ponder, Esq.

Gregory C. Davis, Esq.